UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 20, 2019

(Date of Report (Date of earliest event reported))

TerraCycle US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

121 New York Avenue Trenton, NJ	08638
(Address of principal executive offices)	(Zip code)

(609) 656-5100

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Fourteen broker-dealers have so far agreed to participate in an offering of shares of Class A Preferred Stock of TerraCycle US Inc. (the “Company”) pursuant to Regulation A. The Company and Strategic Capital Investments, LLC have amended the Exclusive Placement Agency Agreement to cover that participation. This Agreement is filed as Exhibit 1.2 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer

Date: June 24, 2019

Exhibit Index

Exhibit No.	Description

1.2	Amendment to the Exclusive Placement Agency Agreement, dated June 20, 2019